OMB APPROVAL
                                                ---------------------------
                                                OMB Number:  3235-0145
                                                Expires:  December 31, 2005
                                                Estimated Average Burden
                                                hours per response       11
                                                ---------------------------

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*

                           WESTERBEKE CORPORATION
---------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  957547102
---------------------------------------------------------------------------
                               (CUSIP Number)

---------------------------------------------------------------------------
John H. Westerbeke, Jr.                       Copy to:
and Westerbeke Acquisition Corporation        Pepe & Hazard LLP
Myles Standish Industrial Park                Goodwin Square
150 John Hancock Road                         Hartford, CT  06103
Taunton, MA  02780                            (860) 522-5175
(508) 823-7677 Ext. 501                       Attn:  Walter W. Simmers
---------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                June 12, 2003
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.   [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957547102
---------------------------------------------------------------------------

1.    Names of Reporting Persons.  John H. Westerbeke, Jr.
      I.R.S. Identification Nos. of above persons (entities only).

---------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  x

      (b)

---------------------------------------------------------------------------

3.    SEC Use Only

---------------------------------------------------------------------------

4.    Source of Funds (See Instructions)      PF

---------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)

---------------------------------------------------------------------------

6.    Citizenship or Place of Organization      U.S.A.

---------------------------------------------------------------------------

Number of               7.    Sole Voting Power                           0
Shares Bene-
ficially by             8.    Shared Voting Power                 1,098,250
Owned by Each
Reporting               9.    Sole Dispositive Power                      0
Person With
                        10.   Shared Dispositive Power            1,098,250

---------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                      1,098,250

---------------------------------------------------------------------------

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)

---------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)              56.2%

---------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions)

       IN

CUSIP No. 957547102
---------------------------------------------------------------------------

1. Names of Reporting Persons. Westerbeke Acquisition Corporation I.R.S. Identification Nos. of above persons (entities only).

      (Applied for)

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  x

      (b)

---------------------------------------------------------------------------

3.    SEC Use Only

---------------------------------------------------------------------------

4.    Source of Funds (See Instructions)      00

---------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) -

---------------------------------------------------------------------------

6.    Citizenship or Place of Organization      Delaware

---------------------------------------------------------------------------

Number of               7.    Sole Voting Power                           0
Shares Bene-
ficially by             8.    Shared Voting Power                 1,098,250
Owned by Each
Reporting               9.    Sole Dispositive Power                      0
Person With
                        10.   Shared Dispositive Power            1,098,250

---------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                      1,098,250

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                   x

13.   Percent of Class Represented by Amount in Row (11)              56.2%

14.   Type of Reporting Person (See Instructions)

      CO

      The Statement on Schedule 13D, dated May 12, 2003 (the "Initial Statement") as amended on June 4, 2003, filed by John H. Westerbeke, Jr. and Westerbeke Acquisition Corporation ("Acquisition") is hereby further amended by this Amendment No. 2, dated July 16, 2003 to reflect the opposition of Mr. Westerbeke and Acquisition to recent proposals by a third party to acquire all of the assets of Westerbeke Corporation (the "Company"), as expressed to the special committee of the board of directors of the Company. This Amendment No. 2 also amends and restates Item 5 to reflect the expiration without exercise of options to purchase 75,000 shares of Common Stock held by Mr. Westerbeke. This Amendment No. 2 is being filed by both Mr. Westerbeke and Acquisition.

Item 4.  Purpose of Transaction

      Item 4 is hereby amended by adding the following language:

      Mr. Westerbeke and Acquisition understand that on June 11, 2003 the special committee received a further offer from the same potential acquiror to acquire the assets of the Company on the terms set forth in the potential acquiror's letter of June 11, 2003. (See Exhibit 7). The payment to stockholders was asserted by the potential acquiror to be in excess of the $3.00 per share price offered by Mr. Westerbeke through Acquisition and greater than the potential acquiror's previous offer in May, 2003. Mr. Westerbeke and Acquisition understand that such offer was rejected by the special committee and that the Chairman of the special committee communicated the rejection to the potential acquiror by letter dated June 16, 2003. Mr. Westerbeke and Acquisition understand that a further offer was made by the potential acquiror by letter dated June 19, 2003, which offer included a small increase in price over the potential acquiror's June 11, 2003 offer. (See Exhibit 8). Mr. Westerbeke and Acquisition understand that this subsequent offer was also rejected by the special committee and that the Chairman of the special committee communicated the rejection to the potential acquiror by letter dated July 14, 2003. Mr. Westerbeke and Acquisition were approached by a member of the special committee with respect to the June 11, 2003 offer on June 12, 2003 and with respect to the June 19, 2003 offer on June 20, 2003. In both instances, Mr. Westerbeke and Acquisition repeated their position that they would not vote shares of Company Common Stock held by Acquisition and beneficially owned by Mr. Westerbeke (through Acquisition) in favor of the offer presented.

Item 5.  Interest in Securities of the Issuer.

      Item 5 is hereby amended and restated in its entirety as follows:

      As of the date hereof, there are 1,954,809 shares of Common Stock issued and outstanding. Acquisition beneficially owns 1,098,250 shares of the Company's Common Stock or 56.2% of the Company's outstanding shares of Common Stock. Acquisition has the shared power to vote or direct the voting, and dispose or direct the disposition, of such shares with Mr. Westerbeke who is the sole director and the sole stockholder of Acquisition, and therefore has the shared power to vote or direct the voting, and dispose or direct the disposition, of the Company's outstanding shares of Common Stock.

      In the Initial Statement, Mr. Westerbeke reported that he held options to purchase 75,000 shares of Common Stock. These options expired pursuant to their terms on May 31, 2003 without being exercised. Except as described herein, Mr. Westerbeke has no other beneficial ownership of shares of Common Stock.

      Except as described herein, neither Mr. Westerbeke nor Acquisition has effected any transactions in the Common Stock during the past 60 days.


Item 7.  Materials to be filed as Exhibits.

         99.7   Letter of Valley Detroit Diesel Allison, dated June 11,
                2003.

         99.8   Letter of Valley Detroit Diesel Allison, dated June 19,
                2003.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

                                   WESTERBEKE ACQUISITION CORPORATION

                                   By: /s/ John H. Westerbeke       7/15/03
                                       ------------------------------------
                                       John H. Westerbeke, Jr.       (Date)
                                       Its President

                                       /s/ John H. Westerbeke       7/15/03
                                       ------------------------------------
                                       John H. Westerbeke, Jr.       (Date)